Form SC 13D Brazil Interactive Media, Inc. - BIMI Filed: July 2, 2014 (period: ) Filing by person(s) reporting owned shares of common stock in a public company >5%

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Table of Contents
SC 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BRAZIL INTERACTIVE MEDIA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63902Q109

(CUSIP Number)

Themistocles Psomiadis

801 Brickell Ave., Suite 900

Miami, FL 33131

(305) 789-6621

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 27, 2013*

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 * This report on Schedule 13D includes holdings at earlier dates which, as a result of administrative error, were not identified as requiring a filing on Schedule 13D at the time such reports were due. Upon discovering this oversight, the reporting person promptly took steps to include all such information on this Schedule 13D, which reflects current information and the information that should have been reported earlier. See Item 5 of the disclosure herein for additional information.

1	NAME OF REPORTING PERSON Themistocles Psomiadis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,601,000
	8	SHARED VOTING POWER 479,000
	9	SOLE DISPOSITIVE POWER 2,601,000
	10	SHARED DISPOSITIVE POWER 479,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,080,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 7.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* On March 13, 2013, NatureWell, Incorporated (the “Company”) entered into an Agreement and Plan of Merger Agreement with Brazil Interactive Media, Inc. ("Brazil Interactive Media"), pursuant to which the shareholders of Brazil Interactive Media were issued approximately 4 shares of the Company’s Series G Convertible Preferred Stock for every Brazil Interactive Media share they held. As a result, Themistocles Psomiadis, Themistocles Psomiadis Pension Trust, and Brazilian Investment Group, LLC were issued in aggregate 308,000 shares of Series G Convertible Preferred Stock, convertible into 3,080,000 shares of the Company's common stock. Themistocles Psomiadis has sole voting and dispositive power over the securities in his name and the name of Themistocles Psomiadis Pension Trust, and shared voting and dispositive power over the securities in the name of Brazilian Investment Group, LLC.

Item 1  Security and Issuer.

The statement (“Statement”) relates to the common stock, $.00001 par value per share (the “Common Stock”), of Brazil Interactive Media, Inc., a Delaware corporation (the “Issuer,” the “Company,” or “Brazil Interactive), with its principal executive offices at 3457 Ringsby Ct., Unit 111, Denver CO, 802164900.

Item 2  Identity and Background

The Statement on Schedule 13D is being filed by Mr. Themistocles Psomiadis ("Mr. Psomiadis" or the “Reporting Person”), with a business address of . Mr. Psomiadis is the sole beneficiary of the Themistocles Psomiadis Trust and a beneficial owner of Brazilian Investment Group, LLC.

During the last five years Mr. Themistocles Psomiadis has not (i) been convicted in a criminal proceeding; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Themistocles Psomiadis is a citizen of the United States of America.

Item 3  Source and Amount of Funds or Other Consideration.

All purchases of the Common Stock reported herein, and all purchases of other securities which may from time to time have been converted into Common Stock were made using personal working capital of the relevant Reporting Person. As discussed in Item 5 of this report on Schedule 13D, certain shares of the Common Stock were acquired in exchange for other securities of the company in transactions with the Company, or in consideration for services rendered to the Company.

Except as noted above, no other funds or other consideration were used in making any purchases of Common Stock.

Item 4 Purpose of Transaction.

Mr. Psomiadis acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes.

Item 5  Interest in Securities of the Issuer.

(a),(b),(c) As of July 1, 2014, Mr. Psomiadis directly beneficially owned 1,465,289 shares of Common Stock, which represents approximately 3 percent of the total shares of Common Stock outstanding.

On May 16, in connection with an Agreement and Plan of Merger to acquire all of the issued and outstanding shares of common stock of Denver, Colorado-based Hollister & Blacksmith Inc. (the “Merger”), Mr. Psomiadis forgave 1,655,559 shares of Common Stock, Themistocles Psomiadis Trust forgave 400,000 shares of Common Stock, and Brazilian Investment Group, LLC forgave 479,000 shares of Common Stock, all of which were cancelled by the Company. Additionally, Mr. Psomiadis received 229,559 shares of Common Stock to settle certain previously contracted debts with the Company, and also received 139,900 shares of Common Stock for distribution to certain persons related to Mr. Psomiadis, which shares had been cancelled in connection with the Merger. No additional consideration was paid or received for these shares. As a result of the Merger, Mr. Psomiadis held 1,514,900 shares of Common Stock, as compared to his beneficial ownership of 3,680,000 shares of Common Stock prior to the Merger.

Additional information regarding the Merger, the Financing and the Debentures is provided in the Company’s current report on Form 8K filed with the U.S. Securities and Exchange Commission on May 15, 2014, which is expressly incorporated by reference herein and made a part hereof.

Also on May 16, 2014, Mr. Psomiadis sold 23,000 shares of Common Stock in open market transactions at an average price of

$0.84 per share. These shares were sold in open market transactions at prices ranging from $0.69 to $1.05, inclusive. The Reporting Person undertakes to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth above.

On May 19, 2014, Mr. Psomiadis sold 500 shares of Common Stock in an open market transaction at $1.00 per share.

On May 20, 2014, Mr. Psomiadis sold 2,202 shares of Common Stock in an open market transaction at $1.02 per share.

On May 27, 2014, Mr. Psomiadis sold 6,709 shares of Common Stock in open market transactions at an average price of $1.43 per share. These shares were sold in open market transactions at prices ranging from $1.40 to $1.44, inclusive. The Reporting Person undertakes to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth above.

On May 29, 2014, Mr. Psomiadis sold 6,000 shares of Common Stock in open market transactions at an average price of $1.41 per share. These shares were sold in open market transactions at prices ranging from $1.40 to $1.44, inclusive. The Reporting Person undertakes to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth above.

On June 02, 2014, Mr. Psomiadis sold 1,000 shares of Common Stock in an open market transaction at $1.45 per share.

On June 04, 2014, Mr. Psomiadis sold 700 shares of Common Stock in an open market transaction at $1.44 per share.

On June 10, 2014, Mr. Psomiadis sold 1,250 shares of Common Stock in an open market transaction at $1.20 per share.

On June 11, 2014, Mr. Psomiadis sold 500 shares of Common Stock in an open market transaction at $1.25 per share.

On June 12, 2014, Mr. Psomiadis sold 250 shares of Common Stock in an open market transaction at $1.35 per share.

On June 16, 2014, Mr. Psomiadis sold 1,000 shares of Common Stock in an open market transaction at $1.35 per share.

On June 17, 2014, Mr. Psomiadis sold 400 shares of Common Stock in an open market transaction at $1.21 per share.

On June 18, 2014, Mr. Psomiadis sold 1,000 shares of Common Stock in an open market transaction at $1.35 per share.

On June 23, 2014, Mr. Psomiadis sold 1,800 shares of Common Stock in an open market transaction at $1.01 per share.

On June 26, 2014, Mr. Psomiadis sold 500 shares of Common Stock in an open market transaction at $1.00 per share.

On June 27, 2014, Mr. Psomiadis sold 600 shares of Common Stock in an open market transaction at $1.23 per share.

On June 30, 2014, Mr. Psomiadis sold 1,500 shares of Common Stock in open market transactions at an average price of $1.22 per share. These shares were sold in open market transactions at prices ranging from $1.15 to $1.25. The Reporting Person undertakes to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth above.

Other than the matters referred to herein, there have been no other transactions in the Common Stock effected by the Reporting Persons during the sixty days preceding the filing of this report on Schedule 13D.

_____________________________________

On October 1, 2013, Mr. Psomiadis acquired direct ownership of 600,000 shares of Common Stock in return for services provided to the Company. As a result of this transaction, Mr. Psomiadis beneficially owned 3,680,000 shares of Common Stock, which represented approximately 8.1 percent of the then total shares of Common Stock outstanding.

_____________________________________

On March 27, 2013, Mr. Psomiadis acquired beneficial ownership of 308,000 shares of Series G Convertible Preferred stock of the Company in a private transaction, convertible into 3,080,000 shares of the Company's common stock.  Such amount represented 7.7% of the total issued and outstanding shares of the Company’s Series G Convertible Preferred Stock as of that date. As a result of this private transaction, Mr. Psomiadis may be deemed to have directly beneficially owned 2,201,000 shares of Common Stock, which represented approximately 5.5 percent of the then total shares of Common Stock outstanding, to have had sole power to dispose or direct the disposition of 400,000 shares of Common Stock in the name of Themistocles Psomiadis Trust, which represented approximately 1 percent of the then total shares of Common Stock outstanding, and to have had shared voting and dispositive power over 479,000 shares of Common Stock in the name of Brazilian Investment Group, LLC, which represented approximately 1.2 percent of the then total shares of Common Stock outstanding. Accordingly, Mr. Psomiadis owned convertible securities entitling him to vote approximately 7.7% of the Company's common stock, on a post-conversion basis.

(d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the matters discussed herein, including but not limited to the matters discussed in Item 5 of this report on Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7 Material to be Filed as Exhibits.

Exhibit A: Information regarding the Merger (incorporated herein by reference to the Company’s current report on Form 8K and related exhibits filed with the U.S. Securities and Exchange Commission on May 15, 2014).

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2014
Themistocles Psomiadis

/s/ Themistocles Psomiadis